[redacted]

13012617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Direct Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Buttonwood Business Solutions, LLC, 30 Broad St., 14th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Lipner 646-480-4929
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state, last, first, middle name*)

265 Davidson Avenue, Ste. 210	Somerset	NJ	08873
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 3/9/12

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Carol Lipner , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Direct Equities, LLC , as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Lipner
Signature

CFO
Title

Notary Public Joanne Somerville

JOANNE SOMERVILLE
Notary Public, State of New York
No. 4790915
Qualified in Nassau County
Commission Expires May 31, 2015

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

Global Direct Equities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2012

Global Direct Equities, LLC
Index to the Financial Statements
December 31, 2012

RRBB
ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm

To the Members of
Global Direct Equities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Global Direct Equities, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Direct Equities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

ACCOUNTANTS + ADVISORS

ROSENBERG RICH BAKER BERMAN & COMPANY

To the Members of
Global Direct Equities, LLC

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2013

Global Direct Equities, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Current Assets		
Cash	$	20,814
Trade accounts receivable		109,146
Other assets		15,798
Total Assets		145,758
Liabilities and Members' Equity (Deficit)		
Current Liabilities		
Accounts payable		76,422
Accrued payroll		10,014
Subordinated borrowings		150,000
Total Liabilities		236,436
Members' Equity (Deficit)		(90,678)
Total Liabilities and Members' Equity (Deficit)	$	145,758

See accompanying notes to the financial statements.

Global Direct Equities, LLC
Statement of Operations
Year Ended December 31, 2012

Revenues		
Commissions	$	1,032,546
Rebate income		141,796
Interest income		44
Total revenues		1,174,386
Operating Expenses		
Payroll and related expenses		553,401
Rebate expense		115,545
Data and quote charges		28,636
Legal and professional fees		61,913
Floor brokerage, exchange and clearance fees		103,232
Insurance		12,184
Office expenses		18,123
Telephone		27,671
Travel and entertainment		90,306
Other expenses		16,400
Interest expense		9,000
Total Operating Expenses		1,036,411
Net Income	$	137,975

See accompanying notes to the financial statements.

Global Direct Equities, LLC
Statement of Changes in Members' Equity (Deficit)
Year Ended December 31, 2012

Balance, January 1, 2012	$ (81,520)
Capital Draws by Members - Cash	(147,133)
Net Income for the Year Ended December 31, 2012	137,975
Balance, December 31, 2012	$ (90,678)

See accompanying notes to the financial statements.

Global Direct Equities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2012

Balance, January 1, 2012	$	150,000
Issuance of subordinated loans		-
Payments of subordinated loans		-
Balance, December 31, 2012	$	150,000

See accompanying notes to the financial statements.

Global Direct Equities, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities		
Net Income	$	137,975
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) decrease in assets		
Trade accounts receivables		37,224
Other assets		1,259
Increase (decrease) in liabilities		
Accounts payable		3,354
Accrued payroll		(13,161)
Total adjustments		28,676
Net Cash Provided by Operating Activities		166,651
Cash Flows From Financing Activities		
Members' capital draws		(147,133)
Net Cash Used in Financing Activities		(147,133)
Net increase in Cash		19,518
Cash, Beginning of Year		1,296
Cash, End of Year	$	20,814
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	9,000
Income taxes paid	$	139

See accompanying notes to the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

Global Direct Equities, LLC (the Company) is a limited liability company organized in the state of New York to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing brokerage firm and does not handle any customer funds or securities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Securities Transactions, Commissions and Revenue Recognition

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and trade accounts receivables. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities, Inc. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance.

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The company had 4 customers that made up approximately 54% of commission revenues for the year ended December 31, 2012. Accounts receivables from these customers were approximately $40,000 as of December 31, 2012.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no provision has been recorded for income tax expense in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. The Company is subject to New York City unincorporated business taxes.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

TRADE ACCOUNTS RECEIVABLE

The Company has outstanding trade accounts receivables consisting of commissions earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully collectible, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2012, $21,884 of total accounts receivables were considered non-allowable.

SUBORDINATED BORROWINGS

Subordinated liabilities consist of a subordinated loan agreement which was approved by FINRA. The $150,000 loan bears interest at 6% per annum, renewable annually, and is currently due August 31, 2013. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan may not be repaid. The borrowings are from one of the Company's members. Interest paid on the loan during the year ended December 31, 2012 amounted to $9,000.

Global Direct Equities, LLC
Notes to the Financial Statement

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $21,640, which was $15,878 in excess of its required net capital. The Company's net capital ratio was 3.99 to 1.

COMMITMENTS AND CONTINGENCIES

The Company had no significant contingent liabilities requiring disclosure in the financial statements.

PROFIT SHARING PLAN

The Company is a sponsor of a defined contribution profit sharing plan for its eligible, full-time employees who are at least 21 years of age. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contributions for any fiscal year may not exceed the maximum allowable as a deduction to the employer under the provision of the IRS Code Section 404, as amended, or replaced from time to time. The Company did not make any contributions to the plan for the year ended December 31, 2012.

SUPPLEMENTARY INFORMATION

Global Direct Equities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2012

NET CAPITAL		
Total Members' Equity	$	(90,678)
Plus: Liabilities subordinated to claims of general creditors		150,000
		59,322
Deductions and/or Charges:		
Non-Allowable Assets:		
Trade accounts receivable		21,884
Other assets		15,798
Total Non-Allowable Assets		37,682
Net Capital		21,640
AGGREGATE INDEBTEDNESS		86,436
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,762
Minimum dollar net capital requirement		5,000
Excess Net Capital		15,878
Net Capital less 120% of minimum net capital requirement		12,996
Ratio of Aggregate Indebtedness to Net Capital		3.99 to 1

No reconciling differences between the December 31, 2012 audited computation of net capital and the Company's unaudited December 31, 2012 Part IIA filing were noted.

See independent auditor's report.

Global Direct Equities, LLC
Supplementary Information
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

ACCOUNTANTS + ADVISORS
www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm
on Internal Control Structure

To the Members of
Global Direct Equities, LLC

In planning and performing our audit of the financial statements of Global Direct Equities, LLC as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Global Direct Equities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2012, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ACCOUNTANTS + ADVISORS

ROSENBERG RICH BAKER BERMAN & COMPANY

To the Members of
Global Direct Equities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2013

Global Direct Equities, LLC
Schedule of Assessment and Payments
[General Assessment Reconciliation (Form-7)]
Agreed-Upon Procedures Report
Pursuant to
Securities Investor Protection Corporation (SIPC)
Membership Rules
For the Year Ended December 31, 2012

RRBB
ACCOUNTANTS + ADVISORS

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants

Global Direct Equities, LLC
Schedule of Assessment and Payments
[General Assessment Reconciliation (Form-7)]
Agreed-Upon Procedures Report
Pursuant to
Securities Investor Protection Corporation (SIPC)
Membership Rules
For the Year Ended December 31, 2012

Global Direct Equities, LLC
Index to the Agreed-Upon Procedures Report
For the Year Ended December 31, 2012

Page

ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Global Direct Equities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Global Direct Equities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global Direct Equities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Global Direct Equities, LLC's management is responsible for Global Direct Equities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cancelled checks, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Global Direct Equities, LLC noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper reconciliations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065689 FINRA DEC
GLOBAL DIRECT EQUITIES, LLC
C/O BUTTONWOOD BUS SOL LLC
30 BROAD ST, SUITE 1441
NEW YORK, NY 10004-2304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CAROL LIPNER (516)680-9638

2. A.	General Assessment (item 2e from page 2)		$2,608
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/2012 Date Paid		(1,413)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		1,195
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$1,195
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,195	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GLOBAL DIRECT EQUITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the _____ day of ______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

See accountant's report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 20 12 and ending DEC. 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,174,386
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	130,908
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $44	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	44
Total deductions	130,952
2d. SIPC Net Operating Revenues	$ 1,043,434
2e. General Assessment @ .0025	$ 2,608

(to page 1, line 2.A.)

See accountant's report.